UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-1 and Rule 13d-2)
Under the Securities Exchange Act of 1934

CHINA CERAMICS CO., LTD.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G2113X100

(CUSIP Number)

Huang Jia Dong
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone: +86 (595) 8576 5053

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2113X100	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sound Treasure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,212,905
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,212,905
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,212,905
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.5%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 20,430,838 ordinary shares outstanding as reported in the Report of Foreign Private Issuer on Form 6-K furnished by the issuer on November 14, 2012.

CUSIP No. G2113X100	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mr. Huang Jia Dong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Macau
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,212,905
	8	SHARED VOTING POWER 7,895,308(1)
	9	SOLE DISPOSITIVE POWER 5,212,905
	10	SHARED DISPOSITIVE POWER 7,895,308 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,895,308 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes an aggregate of 2,682,403 ordinary shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner. Mr. Huang disclaims any beneficial ownership of such shares.

(2) Based on 20,430,838 ordinary shares outstanding as reported in the Report of Foreign Private Issuer on Form 6-K furnished by the issuer on November 14, 2012.

CUSIP No. G2113X100	13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement relates to the ordinary shares, par value $0.001 per share (“Common Stock”), of China Ceramics Co., Ltd., a British Virgin Islands corporation (the “Company”). The address of the Company's principal executive office is c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC.

Item 2. Identity and Background.

(a) This Schedule 13D is filed by Sound Treasure Limited (“STL”) and Mr. Huang Jia Dong, the Chief Executive Officer of the Company and a director of the Company, as the sole director and shareholder of STL and as such Mr. Huang has sole dispositive and voting power over the ordinary shares owned by STL.

(b) STL’s and Mr. Huang’s business address is c/o Jinjiang Hengda Ceramics Co., Ltd., Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, PRC.

(c) STL is a holding company for Mr. Huang’s investments. Mr. Huang is the Chief Executive Officer of the Company.

(d) During the past five years, neither STL nor Mr. Huang has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither STL nor Mr. Huang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) STL is an entity formed in the British Virgin Islands. Mr. Huang is a citizen of Macau.

Item 3. Source and Amount of Funds or Other Consideration.

On June 15, 2012, STL purchased 5,212,905 shares of Common Stock, and certain other individuals related to Mr. Huang purchased an aggregate of 3,960,000 shares of Common Stock (an aggregate of 9,172,905 shares of Common Stock) from certain stockholders of the Company for an aggregate purchase price of $100.00. The $56.89 portion of the purchase price for the shares purchased by STL were from STL’s own funds.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares of Common Stock reported in this Schedule 13D was for investment purposes. The reporting persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Other than the reporting persons’ beneficial ownership of the Common Stock, Mr. Huang’s status as an officer and director of the Company and as described above, the reporting persons do not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

CUSIP No. G2113X100	13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

(a) Aggregate Beneficial Ownership:

As of December 18, 2012, STL beneficially owned 5,212,905 shares of Common Stock directly. Based on 20,430,838 ordinary shares outstanding as reported in the Report of Foreign Private Issuer on Form 6-k furnished by the issuer on November 14, 2012, this constitutes 25.5% of the Company’s outstanding Common Stock.

As of December 18, 2012, Mr. Huang beneficially owned 7,895,308 shares of Common Stock, including the shares owned by STL indirectly because he is the sole director and shareholder of STL, and an aggregate of 2,682,403 ordinary shares owned by Mr. Huang’s spouse and children for which Mr. Huang may be deemed to be the beneficial owner. Based on 20,430,838 ordinary shares outstanding as reported in the Report of Foreign Private Issuer on Form 6-K furnished by the issuer on November 14, 2012, this constitutes 38.6% of the Company’s outstanding Common Stock. Mr. Huang disclaims any beneficial ownership of the shares owned by his children and spouse.

(b) Power to Vote and Dispose of the Issuer Shares:

STL and Mr. Huang have the sole power to vote and dispose of the 5,212,905 shares of Common Stock owned by STL. Mr. Huang may be deemed to share power to vote and dispose of the 2,682,403 shares owned by his children and spouse.

(c) Transactions Effected During the Past 60 Days:

During the past 60 days, Mr. Huang’s daughters, Huang Meishuang and Huang Meiyan, sold an aggregate of 677,597 shares pursuant prospectus supplement no. 1, dated August 27, 2012, which supplements the prospectus dated February 14, 2011, of the Company, relating to the resale by selling shareholders named therein of up to 1,337,597 shares of Common Stock. Each such sale was effected over the NASDAQ stock market. The following table provides additional information regarding the sales:

Seller	Trade Date	Number of Shares Sold	Average Price Per Share
Huang Meishuang	11-29-2012	33,455	$2.10
Huang Meishuang	11-30-2012	19,000	2.10
Huang Meishuang	12-04-2012	32,025	1.95
Huang Meishuang	12-05-2012	231,300	1.99
Huang Meishuang	12-06-2012	100	1.95
Huang Meiyan	12-06-2012	4,900	1.95
Huang Meishuang	12-07-2012	14,120	1.92
Huang Meiyan	12-10-2012	342,697	$1.97

(d) Right of Others to Receive Dividends or Proceeds of Sale:

With respect to the 5,212,905 shares owned by STL, no person other than STL and Mr. Huang is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares. With respect to the 2,682,403 ordinary shares owned by Mr. Huang’s spouse and children, no person other than Mr. Huang’s spouse and children is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares.

(e) Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. G2113X100	13D	Page 6 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

99.1*	Joint Filing Agreement

* Previously filed.

CUSIP No. G2113X100	13D	Page 7 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Sound Treasure Limited

Dated: December 18, 2012	By:	/s/ Huang Jia Dong
Name: Huang Jia Dong Title: Director

Dated: December 18, 2012	By:	/s/ Huang Jia Dong
Name: Huang Jia Dong